15 Koch Road
Corte Madera, California 94925
T. 415.924.1005 F. 415.927.9133
rh.com

October 15, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

James Giugliano
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RH

Form 10-K for Fiscal Year Ended January 30, 2021

Filed March 30, 2021

File No. 001-35720

Dear Mr. Giugliano:

On behalf of RH (the “Company”), this letter responds to your letter, dated September 30, 2021 (the “Comment Letter”), regarding the above-referenced filing. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for Fiscal Year Ended January 30, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations How We Assess the Performance of Our Business

Free Cash Flow, page 59

1.	Please tell us and disclose why free cash flow is increased for the non-cash accretion of a debt discount upon settlement of the debt and why you believe presenting a non-GAAP liquidity measure with this non-cash adjustment provides useful information to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

The Company advises the Staff that it does not only view free cash flow as a liquidity measure, but also as an indicator of operating performance, and that the Company’s intention is to present it as such. The Company has consistently noted, in its discussion of free cash flow, that free cash flow provides meaningful supplemental information for investors regarding the performance of the Company’s business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. The Company believes that investors also use this financial measure as an indicator of the performance of the Company’s operations.

The Company advises the Staff that, as discussed in its Form 10-K within Item 8—Financial Statements and Supplementary Data, Note 12—Convertible Senior Notes, its convertible senior notes due 2019 (the “2019 Notes”), convertible senior notes due 2020 (the “2020 Notes”), convertible senior notes due 2023 (the “2023 Notes”) and convertible senior notes due 2024 (the “2024 Notes”) will be settled, at its election, in cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock.

With respect to settlements upon maturity of the 2020 Notes and 2019 Notes (collectively, the “Notes”) in fiscal 2020 and fiscal 2019, respectively, the Company elected to settle using a combination of cash and shares of common stock. A portion of the cash used to repay these settlements represented the amount of the Notes attributable to the debt discount upon issuance. In accordance with ASC 230-10-45-17(d), this portion of the cash settlement payment was presented as an operating cash outflow, and thus a free cash outflow.

In addition, during fiscal 2021, a number of the holders of the 2023 Notes and 2024 Notes have elected to exercise the early conversion option per the respective terms of the related agreements governing such convertible notes, and the Company has elected to settle such conversions using a combination settlement comprised of cash equal to the principal amount of the 2023 Notes and 2024 Notes subject to early conversion and shares of the Company’s common stock for the remaining conversion value.

It is difficult for the Company to predict the extent to which holders of these convertible notes will elect early conversion from quarter to quarter. The amount of these early note conversions have varied, and may continue to vary, substantially from period to period, and, as a result, the Company believes that it is useful to the Company’s senior leadership team and investors to present a cash flow measure in a manner that excludes the impact of the cash settlement portion for the conversion of these convertible notes attributable to the debt discount upon issuance. The Company believes that this presentation enhances the usefulness of the free cash flow measure as an indicator of performance of its business, comparability of this measure with its historical results and comparability of this measure with similar measures used by other companies.

For these reasons, the Company believes that (i) the presentation of free cash flow with this adjustment is a useful performance indicator; (ii) this manner of presentation is consistent with investor expectations; and (iii) it is appropriate to exclude from free cash flow the portion of the settlement payments attributable to the debt discount due to the nature of the core business operations of the Company.

Nevertheless, the Company acknowledges that the current definition of this measure within the Form 10-K filing is captioned as “Free cash flow” rather than as “Adjusted free cash flow.” In future filings, the Company will no longer report a free cash flow measurement but will instead report “Adjusted free cash flow” and will clearly identify the measurement as an “adjusted” measurement.

In addition, in future filings the Company will explain the reason that the “adjusted free cash flow” measure does not reflect any reduction for cash settlements of the Company’s debt obligations, as well as caution readers that such measure does not represent the residual cash flow available for discretionary expenditures.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 93

2.	Please tell us whether the activity included in the landlord assets under construction-net of tenant allowances line item relates only to capital amounts contributed by you toward the construction of the leased asset prior to lease commencement, when you are not the deemed owner for accounting purposes during the construction period. If other activity is included, please explain. Also, tell us separately for each period presented the amount of activity included in this line item related to each lease type (operating or finance lease). Finally, tell us in detail separately for each lease type how you concluded the related activity included in this line item represented an operating cash flow and the specific accounting guidance you are relying upon.

Response:

The Company confirms to the Staff that the activity included in the Landlord assets under construction—net of tenant allowances line item only includes capital amounts contributed by the Company toward the construction of lessor assets subject to the lease prior to lease commencement, when the Company is not the deemed owner for accounting purposes during the construction period, net of tenant allowances received from the landlord during the construction period.

For each period presented, the amounts included in this line item represent the Company’s capital activity associated with construction of lessor assets subject to the lease. Lessee payments for these assets are considered prepaid rent (based on the guidance in ASC 842-40-55-4). Payments made prior to lease commencement are presented in the consolidated statement of cash flows based upon the expected classification of the lease. The classification of such costs in this line item is based on the following accounting policy.

At construction commencement, the Company determines the expected lease classification that will ultimately be concluded at lease commencement in accordance with ASC 842-10-25. Based on the expected lease classification, the presentation of capital amounts contributed by the Company toward the construction of lessor assets subject to the lease prior to lease commencement in the consolidated statement of cash flows is as follows:

●	Operating lease—classified as operating activities, consistent with ASC 842-20-45-5. This guidance states that payments arising from operating leases are classified as operating activities in the consolidated statement of cash flows. Therefore, even if the payment is made before a right-of-use asset and lease liability are recognized, the Company concludes that the payment is classified as operating activities because it ultimately arises from an operating lease.
●	Finance lease—classified as investing activities, consistent with the guidance in ASC 230-10-45-13. ASC 842-20-45-5 provides guidance for payments that are deemed principal payments and interest payments (i.e., it only provides guidance for repayments of a recognized lease liability). This is in contrast to the ASC 842 guidance for operating leases which simply provides guidance for all payments related to operating leases (i.e., it does not specify that the payment has to be for a recognized lease liability). Therefore, since a lease liability is not recognized prior to lease commencement, the Company considered the guidance in ASC 230. Specifically ASC 230-10-45-13c states that payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment or other productive assets should be classified as investing. Based on this guidance, the Company concludes that these payments are classified as investing activities in the consolidated statement of cash flows since they were made to acquire a productive asset (i.e., a right-of-use asset) which is akin to ownership of a Company-owned productive asset.
●	Lease Classification is Uncertain—to the extent that a reliable estimate of lease classification cannot be made at construction commencement, the Company classifies these payments as operating activities in the consolidated statement of cash flows. Key assumptions which are subject to uncertainty in estimating lease classification include the projected incremental borrowing rate and the projected construction cost. The Company believes this classification of payments is consistent with the guidance in ASC 230 which suggests a bias toward operating activities absent clear support for an alternative.

As a result, the amounts included in the Landlord assets under construction—net of tenant allowances line item represent leases expected to be classified as operating leases or leases where expected lease classification is uncertain at construction commencement.

If you require additional information or have any questions about this letter, please call me at (415) 924-1005.

Very truly yours,

/s/ Jack Preston

Jack Preston

Chief Financial Officer